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    SCPIE
HOLDINGS INC.

        9441 W. Olympic Boulevard - Beverly Hills, California 90212-4541
                        (310) 551-5900 - (800) 962-5549

For Release:
                IMMEDIATE

Contact:
             Investors: Patrick Lo
                        Vice President & CFO
                        SCPIE Holdings Inc.
                        310/557-8711

                        Craig Parsons
                        Pondel Parsons & Wilkerson
                        310/207-9300

                        Media:  Howard Bender
                        Vice President/Communications
                        SCPIE Holdings Inc.
                        310/551-5948

               SCPIE HOLDINGS INC. DECLARES DIVIDEND DISTRIBUTION

                       OF PREFERRED STOCK PURCHASE RIGHTS

        Beverly Hills, California -- May 14, 1997 -- The Board of Directors of SCPIE Holdings Inc. (NYSE:SKP) has declared a dividend distribution of one right ("Right") on each outstanding share of SCPIE Holdings Inc. common stock, it was announced today. Each Right will entitle stockholders to buy one one-hundredth of a share of a newly created series of voting preferred stock at an exercise price of $80.00. The Rights will be exercisable if a person or group acquires 20% or more of SCPIE Holdings Inc. common stock or announces a tender offer for 20% or more of the common stock. The SCPIE Holdings Inc. Board will be entitled to redeem the Rights at $.01 per Right at any time before the tenth day after a person or group as acquired 20% or more of the outstanding common stock.

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2-2-2/SCPIE Dividend Distribution


        The dividend distribution will be payable to stockholders of record on June 3, 1997. The Rights will expire in ten years. The Rights distribution is not taxable to stockholders.

        The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to assure that all SCPIE Holdings Inc. stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of SCPIE Holdings Inc. without paying all stockholders a control premium.

        If a person or group acquires 20% or more of SCPIE Holdings Inc. outstanding common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of SCPIE Holdings Inc.'s common shares having a market value at that time of twice the Right's exercise price. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the bargain purchase price. If SCPIE Holdings Inc. is acquired in a merger or other business combination transaction, which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

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3-3-3/SCPIE Dividend Distribution


        "The Rights are intended to enable all SCPIE Holdings Inc. stockholders to realized the long-term value of their investment in SCPIE Holdings Inc.
They do not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover," said Donald J. Zuk, SCPIE Holdings Inc.'s President and Chief Executive Officer.

        SCPIE Holdings Inc. is one of the nation's leading providers of medical malpractice insurance, with its writings principally in California. SCPIE currently insures approximately 9,500 physicians and oral and maxillofacial surgeons practicing alone or in medical groups, clinics or other healthcare organizations. The Company also insures a variety of other healthcare providers, including hospitals, emergency department facilities, outpatient surgery centers and hemodialysis, clinical and pathology laboratories.

        The Company reported total revenue of $48.3 million and net income of $8.1 million, or $.70 per share, for the first quarter ended March 31, 1997. Total shareholders' equity exceeded $322.6 million, equal to $26.25 per share, at March 31, 1997.


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4-4-4/SCPIE Dividend Distribution


        In addition to historical information, this news release contains forward-looking statements that are based upon the company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Actuarial estimates of losses and loss expenses and expectations concerning the company's ability to retain its current insureds and to expand its product lines and its business into new geographical areas are dependent upon a variety of factors, including future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the company. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as representation by the company or any other person that the company's objectives or plans will be realized.